SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of September, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Table of Documents Filed

Page
1.	Press release entitled, “Notice of Change in the Number of Shares that Constitute One Unit” made public on September 13, 2005.	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: September 14, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

September 13, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Notice of Change in the Number of Shares that Constitute One Unit

TOKYO, Japan – September 13, 2005 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced that it has made a decision to change the number of shares that constitute one unit, under the authority of the representative executive officer, in accordance with the provisions contained in Article 21-7 of the Law Regarding Exceptional Rules of the Japanese Commercial Code Concerning Auditing, Etc. of Stock Corporations. Details are given below.

1.	Reason for Change

To increase the liquidity of stock and also increase the number of shareholders and their diversity.

2.	Details of Change

The number of shares constituting one unit will be reduced from 100 to 10.

3.	Effective Date (scheduled)

Thursday, December 1, 2005.

(Reference)

On December 1, 2005, the number of ORIX shares constituting one trading unit will be reduced from 100 to 10 on the Tokyo Stock Exchange and Osaka Securities Exchange.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

—end—